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                                                                    EXHIBIT 99.5

BALDWIN PIANO & ORGAN COMPANY
4680 Parkway Drive
Mason, Ohio 45040
(513) 754-4500

CONTACTS: Duane D. Kimble                         Ken DiPaola or Joel Pomerantz
          Baldwin Piano                           The Dilenschneider Group, Inc.
          (513) 754-4500                          (212) 922-0900


                    BALDWIN PIANO APPOINTS DUANE KIMBLE CFO;
                    PERRY SCHWARTZ NAMED CORPORATE TREASURER

         MASON, OHIO, December 16, 1998 -- The Baldwin Piano & Organ Company (NASDAQ:BPAO) today announced the appointment of Duane D. Kimble, 37, as chief financial officer. He succeeds Perry H. Schwartz, 60, who will assume the post of corporate treasurer.

         Before joining Baldwin in August to oversee the company's strategic planning function, Mr. Kimble had been director of financial and operations analysis for Texas-based Equistar Chemicals, L.P., a leading producer of industrial chemicals. At Equistar, he was directly responsible for budgeting, strategic planning and overseeing the company's $300 million of annual capital expenditures. Prior to Equistar, he held a variety of key financial positions with Cincinnati-based Millennium Petrochemicals, Inc., the nation's largest domestic producer of polyethylene plastic.

         Joining Millennium in l986, Mr. Kimble was named controller and a member of the firm's Operating Committee in August 1996. At Millennium, he supervised all accounting and internal controls and spearheaded financial initiatives that significantly enhanced the company's shareholder value and competitive position.

     Commenting on the appointments, Baldwin Chairman, CEO and President Karen Hendricks said: "We are fortunate, indeed to have attracted someone of Duane Kimble's caliber to succeed Perry Schwartz. In the brief time Duane has been with Baldwin, he has helped us work through some very complex strategic planning issues. His excellent leadership and financial planning skills will add much to our continuing efforts to improve manufacturing efficiency, further reduce operating costs, and meet new competitive challenges.


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         "With Baldwin's ongoing efforts to cut inventories, reduce receivables and improve cash flow, the importance of the treasury function has grown tremendously. We are very pleased that Perry Schwartz will be applying his considerable financial skills to the task of establishing and overseeing this critical function."

         Mr. Kimble began his professional career in 1983 at Price Waterhouse, the global audit, tax and consulting firm where he served as a senior auditor. Baldwin's new CFO earned his accounting degree at Miami University (Oxford, Ohio) in 1983.

         The Baldwin Piano & Organ Company has marketed piano products for over 137 years and has been providing consumer financing for the keyboard industry for nearly a century. Maker of America's best-selling pianos under the Baldwin, Chickering, and Wurlitzer brand names, the company also manufactures electronic and electro-mechanical components for original equipment manufacturers. Revenues in 1997 exceeded $143 million.


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